EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Allied Capital Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-88681) on Form S-8 of Allied Capital Corporation of our report dated June 29, 2009 with respect to the statements of net assets available for benefits of the Allied Capital 401(k) Plan (the Plan) as of December 31, 2008 and 2007, the related statements of changes in net assets available for benefits for the years then ended and the related supplemental schedules of assets (held at end of year) as of December 31, 2008 (Schedule H, line 4i) and of reportable transactions for the year ended December 31, 2008 (Schedule H, line 4j), which report appears in the December 31, 2008 Annual Report on Form 11-K of the Allied Capital 401(k) Plan.

/s/KPMG LLP

Washington, DC
June 29, 2009